Filed Pursuant to Rule 424(b)(3)
Registration No. 333-143051

PROSPECTUS

3,197,166 SHARES OF COMMON STOCK OFFERED BY SELLING STOCKHOLDERS

THIS PROSPECTUS COVERS AN AGGREGATE OF 3,197,166 SHARES OF OUR COMMON STOCK THAT THE SELLING STOCKHOLDERS MAY SELL.

OUR COMMON STOCK IS QUOTED ON THE NASDAQ CAPITAL MARKET UNDER THE SYMBOL “AMTY.” ON MAY 15, 2007 THE CLOSING PRICE FOR AMERITYRE COMMON STOCK WAS $4.56 PER SHARE.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE THE CAPTION “ RISK FACTORS,” BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED ANY OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS IS MAY 25, 2007.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front of this prospectus or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or securities are sold on a later date.

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ABOUT THIS PROSPECTUS

This prospectus provides you with a general description of the securities any selling stockholder may offer. If necessary, we may provide a prospectus supplement at the time a selling stockholder sells securities under this registration statement in order to provide specific information about the terms of that offering, including a description of any risks relating to the offering, if those terms and risks are not described in this prospectus. A prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you should rely on the information in the prospectus supplement. The registration statement we filed with the Securities and Exchange Commission, which we refer to as the SEC, includes exhibits that provide more details of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information” before investing in any of the securities offered.

Any selling stockholder may sell securities to or through underwriters or dealers, and also may sell securities directly to other purchasers or through agents. To the extent not described in this prospectus, the names of any underwriters, dealers or agents employed by any selling stockholder in the sale of the securities covered by this prospectus, the principal amounts or number of shares or other securities, if any, to be purchased by such underwriters or dealers and the compensation, if any, of such underwriters, dealers or agents will be set forth in an accompanying prospectus supplement.

The information in this prospectus is accurate as of the date on the front cover. Information incorporated by reference into this prospectus is accurate as of the date of the document from which the information is incorporated. You should not assume that the information contained in this prospectus is accurate as of any other date.

Unless the context otherwise requires, all references in this prospectus to “Amerityre,” “us,” “our,” “we,” the “Company” or other similar terms are to Amerityre Corporation.

THE COMPANY

We were incorporated as a Nevada corporation on January 30, 1995 under the name American Tire Corporation and changed our name to Amerityre Corporation in December 1999. We have been engaged in the research and development of technologies related to manufacturing tire products. We have invented polyurethane materials and manufacturing processes for producing tires, and we have recently begun the process of commercializing our technologies.

Our polyurethane material technology is based on two key proprietary formulations: (1) “closed-cell” polyurethane foam—a lightweight material with high load-bearing capabilities for low-duty cycle applications and (2) polyurethane elastomer—a high performing material with high load-bearing capabilities for high-duty cycle applications. The polyurethane elastomer material is identified by us as Elastothane™.

We currently manufacture several lines of “closed-cell” polyurethane foam tires for bicycles, wheelchairs, lawn and garden products, and outdoor power equipment products. We sell these products to original equipment manufacturers, distributors, and retail stores. We are engaged in the development of other applications for our technology, including polyurethane elastomer tires for highway use and a compound and manufacturing process for retreading commercial truck and off-the-road tires.

Our operating plan provides for us to:

•	license many of our patented manufacturing methods, processes and product design technologies;

•	sell the equipment packages and systems necessary to produce tires and other products with our technologies;

•	sell our proprietary Elastothane™ materials and systems to technology licensees;

•	provide research and development services for specialized polyurethane chemicals systems or product development; and

•	manufacture a limited number of targeted products and perform certain services, such as retreading services, related to those products.

Our corporate offices are located at 1501 Industrial Road, Boulder City, Nevada 89005, and our telephone number is (702) 294-2689. General information, financial news releases and filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to these reports are available free of charge on our website at www.amerityre.com. We are not including the information contained on our web site as part of, or incorporating it by reference into, this prospectus.

For additional information concerning our business and affairs, please refer to the documents incorporated by reference that are listed under the caption “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

Statements included or incorporated by reference in this prospectus include both historical and “forward-looking” statements under federal securities laws. These statements are based on current expectations and projections about future results and include the discussion of our business strategies and expectations concerning future operations, margins, profitability, liquidity and capital resources. In addition, in certain portions of this prospectus, the documents incorporated by reference and in any prospectus supplement, the words “anticipate,” “believe,” “estimate,” “may,” “will,” “expect,” “plan” and “intend” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These statements are based upon the beliefs and assumptions of, and on information available to our management. Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to those set forth below under “Risk Factors.” Unless required by law, we do not assume any obligation to update forward-looking statements based on unanticipated events or changed expectations. However, you should carefully review the reports and documents we file from time to time with the SEC, particularly our annual reports on Form 10-K, quarterly reports on Form 10-Q and any current reports on Form 8-K.

THE OFFERING

Securities offered by us	None.
Securities that may be sold by our shareholders	2,131,444 shares of common stock and up to 1,065,722 shares of our common stock issuable upon exercise of outstanding warrants.

Use of proceeds	We will not receive any money from the selling stockholders when they sell shares of our common stock; however, we may receive up to $4,795,749 from the exercise of outstanding warrants to acquire shares underlying warrants that are being registered. As of the date of this prospectus, none of these warrants has been exercised.

Offering Price	Market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices, all of which may change.

Transfer Agent	Interwest Transfer Company, 1981 East Murray-Holladay Road, Salt Lake City, Utah 84117, Telephone No. (801) 272-9294, serves as the transfer agent and registrar for our outstanding securities.

We have agreed to pay all costs and expenses relating to the registration of our common stock. The selling stockholders will only be responsible for any commissions, taxes, attorney’s fees and other charges relating to the offer or sale of these securities. The selling stockholders may sell their common stock through one or more broker-dealers, and these broker-dealers may receive customary compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders as they shall agree.

RISK FACTORS

An investment in shares of our common stock involves certain risks. You should carefully consider all of the information set forth in this prospectus. In particular, you should evaluate the following risk factors before making an investment in the shares of our common stock. If any of the following circumstances actually occur, our business, financial condition and results of operations could be materially and adversely affected. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.

Historically, we have lost money from operations and we have made no provision for any contingency, unexpected expenses or increases in costs that may arise.

We are an early-stage company and our products have not obtained broad market acceptance. If we are not able to obtain adequate sources of funds to operate our business we may not be able to continue as a going concern.

Since inception, we have been able to cover our operating losses from the sale of our securities. We cannot assure you, however, that these sources of funds will be available to cover future operating losses.

Our business operations and plans could be adversely affected in the event we need additional financing and are unable to obtain such funding when needed. To the extent that our business strategy requires expanding our operations, such expansion could be costly to implement and may cause us to experience significant continuing losses. It is possible that our available short-term assets and anticipated revenues may not be sufficient to meet our operating expenses, business expansion plans, and capital expenditures for the next twelve months. Insufficient funds may prevent us from implementing our business strategy or may require us to delay, scale back or eliminate certain opportunities for the commercialization of our technology and products. If we cannot generate adequate sales of our products, or increase our revenues through licensing of our technology or other means, then we may be forced to cease operations.

In order to succeed as a company, we must continue to develop commercially viable products and sell adequate quantities of products at prices sufficient to generate profits. We may not accomplish these objectives. Even if we are successful in increasing our revenue base, a number of factors may affect future sales of our products. These factors include whether competitors produce alternative or superior products and whether the cost of implementing our products is competitive in the marketplace.

In addition, we are attempting to increase revenues through licensing our technology and manufacturing rights, and offering contract design and engineering services. If these proposals are not viable in the marketplace, we may not generate revenues from these efforts.

Because we have limited experience, we may be unable to successfully manage planned growth as we complete the transition from a technology development company to a licensing, manufacturing and marketing company.

We have limited experience in the commercial manufacturing and marketing arena, limited product sales and marketing experience, and limited staff and support systems, especially compared to competitors in the tire industry. In order to become profitable through the commercialization of our technology and products, they must be cost-effective and economical to implement on a commercial scale. Furthermore, if our technologies and products do not achieve, or if they are unable to maintain, market acceptance or regulatory approval, we may not be profitable.

Our success depends, in part, on our ability to license, market and distribute our technologies and products effectively. We have limited experience in the sale and marketing of our lawn and garden products and no significant experience in the marketing and sale of our proposed mining industry and highway-use products. We have limited manufacturing, marketing and distribution capabilities. Although we have hired consultants to assist us in this transition period, we cannot assure you that we will properly ascertain or assess any and all risks inherent in the industry. We may not be successful in entering into new licensing or marketing arrangements, engaging independent distributors, or recruiting, training and retaining a larger internal marketing staff and sales force. If we are unable to meet the challenges posed by our planned licensing, manufacturing, distribution and sales growth, our business may fail.

We are subject to governmental regulations, including environmental and health and safety regulations.

Our business operations are subject to a variety of national, state and local laws and regulations, many of which deal with the environment and health and safety issues. We believe we are in material compliance with applicable environmental and worker health and safety requirements. However, material future expenditures may be necessary if compliance standards change or material unknown conditions that require remediation are discovered. If we fail to comply with present and future environmental and worker health and safety laws and regulations, we could be subject to future liabilities or interruptions in our operations, which could have a material adverse affect on our business.

The markets in which we sell our products are highly competitive.

The markets for our products are highly competitive on a global basis, with a number of companies having significantly greater resources and market share than us. Many of our competitors also maintain a significantly higher level of brand recognition than we do. Because of greater resources and more widely accepted brand names, many of our competitors may be able to adapt more quickly to changes in the markets we have targeted or devote greater resources to the development and sale of new products. Most of the products we have developed have not obtained broad market acceptance and rely on our emerging technology. To improve our competitive position, we will need to make significant ongoing investments in manufacturing, customer service and support, marketing, sales, research and development and intellectual property protection. We cannot assure you that we will have sufficient resources to continue to make such investments or that we will maintain or improve our competitive position within the markets we serve.

We attempt to protect the critical elements of our proprietary technology as trade secrets. Because of our reliance on trade secrets, we are unable to prevent third parties from independently developing technologies that are similar or superior to our technology or from successfully reverse engineering or otherwise replicating our technology.

In certain cases, where the disclosure of information required to obtain a patent would divulge critical proprietary data, we may choose not to patent elements of our proprietary technology and processes which we have developed or may develop in the future and instead rely on trade secret laws to protect certain elements of our proprietary technology and processes. For example, we rely on trade secrets to protect our two key polyurethane formulations. These formulations are critical elements of and central to our proprietary technology. Our trade secrets could be compromised by third parties, or intentionally or accidentally by our employees. There also can be no assurance that others will not independently develop technologies that are similar or superior to our technology. Third parties may also legally reverse engineer our products. Independent development, reverse engineering, or other legal copying of those elements of our proprietary technology that we attempt to protect as trade secrets could enable third parties to benefit from our technologies without compensating us. The protection of proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons, even when proprietary claims are unsubstantiated. The prosecution of litigation to protect our trade secrets or the defense of such claims is costly and unpredictable given the uncertainty and rapid development of the principles of law pertaining to this area. We may also be subject to claims by other parties with regard to the use of technology information and data that may be deemed proprietary to others. The independent development of technologies that are similar or superior to our technology or the reverse engineering of our products by third parties would have a material adverse effect on our business and results of operations. In addition, the loss of our ability to use any of our trade secrets or other proprietary technology would have a material adverse effect on our business and results of operations. Because trade secrets do not ensure exclusivity and pose such issues with respect to enforcement, third parties may decline to partner with us or may pay lesser compensation for use of our technology which is protected only by trade secrets.

Our business depends on the protection of our patents and other intellectual property and may suffer if we are unable to adequately protect such intellectual property.

Our success and ability to compete are substantially dependent upon our intellectual property. We rely on patent, trademark and copyright laws, trade secret protection and confidentiality or license agreements with our employees, customers, strategic partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. There are events that are outside of our control that pose a threat to our intellectual property rights as well as to our products and services. For example, effective intellectual property protection may not be available in every country in which we license our technology or our products are distributed. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any impairment of our intellectual property rights could harm our business and our ability to compete. Also, protecting our intellectual property rights is costly and time consuming. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and harm our operating results. In addition, other parties may independently develop similar or competing technologies designed around any patents that may be issued to us.

We have been granted several U.S. patents and have several U.S. patent applications pending relating to certain aspects of our manufacturing technology and use of polyurethane to make tires and we may seek further patents on future innovations. Our ability to either manufacture products or license our technology is substantially dependent on the validity and enforcement of these patents and patents pending. We cannot assure you that our patents will not be invalidated, circumvented or challenged, that patents will be issued for our patents pending, that the rights granted under the patents will provide us competitive advantages or that our current and future patent applications will be granted.

Third parties may invalidate our patents

Third parties may seek to challenge, invalidate, circumvent or render unenforceable any patents or proprietary rights owned by or licensed to us based on, among other things:

•	subsequently discovered prior art;

•	lack of entitlement to the priority of an earlier, related application; or

•	failure to comply with the written description, best mode, enablement or other applicable requirements.

United States patent law requires that a patent must disclose the “best mode” of creating and using the invention covered by a patent. If the inventor of a patent knows of a better way, or “best mode,” to create the invention and fails to disclose it, that failure could result in the loss of patent rights. Our decision to protect certain elements of our proprietary technologies as trade secrets and to not disclose such technologies in patent applications, may serve as a basis for third parties to challenge and ultimately invalidate certain of our related patents based on a failure to disclose the best mode of creating and using the invention claimed in the applicable patent. If a third party is successful in challenging the validity of our patents, our inability to enforce our intellectual property rights could seriously harm our business.

We may be liable for infringing the intellectual property rights of others.

Our products and technologies may be the subject of claims of intellectual property infringement in the future. Our technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle, could divert resources and attention and could require us to obtain a license to use the intellectual property of third parties. We may be unable to obtain licenses from these third parties on favorable terms, if at all. Even if a license is available, we may have to pay substantial royalties to obtain it. If we cannot defend such claims or obtain necessary licenses on reasonable terms, we may be precluded from offering most or all of our products or services and our business and results of operations will be adversely affected.

Tires for highway use must meet applicable safety standards prior to marketing which could delay anticipated revenues and increase expenses, while off-the-road tires, although not subject to specific safety standards, are subject to discretionary industry performance evaluations based on product application.

Tires intended for highway use must meet applicable federal safety standards through various testing processes. Our prototype polyurethane car tires, temporary spare tire, and medium commercial truck retread material are all subject to such standards. The testing procedures involve submission of sample products to approved independent testing facilities, a process that may entail both significant time and expense. Off-the road tires, including tire retread material, must meet the performance standards established by the manufacturers and end-users based on the criteria established by them after taking into account their specific needs, such as load capacity, terrain and proposed uses. The applicable standards may be changed at any time and meeting current or future performance standards may require reevaluation and additional research and testing.

We have received approval for only a limited number of our highway-use products. In the future, we may be unable to obtain the requisite approval for the sale of some of our products. Therefore, the timing of product placement in the market may be difficult to determine, may require additional research, development and testing expenses, and we may not receive revenues from such products as planned. Such delays, our inability to obtain the requisite approval and potential additional expenses could have a negative impact on cash flows, results of operations and business planning.

Because our proposed tire products are derived from new technology, our product liability insurance costs will likely increase and we may be exposed to product liability risks that could adversely affect profitability.

Even if tests indicate that our tires meet performance standards and our new highway-use tire products are approved for use, these products may subject us to significant product liability claims because the technology is new and there is little history of on-road use. Moreover, because our products are and will be used in applications where their failure could result in substantial injury or death, we could also be subject to product liability claims. Introduction of such new products and increased use of our existing products will most likely increase our product liability premiums and defense of potential claims could increase insurance costs even further, which could substantially increase our expenses. Any insurance we obtain may not be sufficient to cover the losses incurred through such lawsuits.

Significant increases in the price of chemical raw materials, steel and other raw materials used in our products could increase our production costs and decrease our profit margins or make our products less competitive in the marketplace due to price increases.

The materials used to produce our products are susceptible to price fluctuations due to supply and demand trends, the economic climate and other unforeseen trends. We have recently experienced increases in the cost of wheel components for our tire/wheel assemblies due to the increased cost of steel and have also seen increases in our chemical raw materials pricing. Our raw materials pricing could increase further in the future. Because we are introducing products that will compete, in part, on the basis of price, we may be unable to pass cost increases on to our customers. If we are unable to pass on raw material cost increases to our customers, our future results of operations and cash flow will be materially adversely affected.

Our ability to execute our business plan would be harmed if we are unable to retain or attract key personnel.

Our polyurethane technology has been developed by a small number of the members of our management team and only a limited number of the members of our management team maintain the technical knowledge to produce our products. Our future success depends, to a significant extent, upon our ability to retain and attract the services of these and other key personnel. The loss of the services of one or more members of our management team could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements could be difficult, and competition for such personnel of similar experience is intense. We do not carry key person insurance on any of our officers. Furthermore, we have established an Advisory Group to advise us with respect to product development and marketing. A loss of key members of the Advisory Group could adversely affect our ability to develop and market our products.

Costs associated with our compliance with Section 404 of the Sarbanes-Oxley Act of 2002 may be significant and could have a material adverse effect on our business, financial condition or results of operations.

Under Section 404 of the Sarbanes-Oxley Act of 2002 and the rules issued thereunder, our management is required to conduct an evaluation of the effectiveness of our internal control over financial reporting as of each year-end, beginning June 30, 2006. We are required to include in our annual report on Form 10-K a report on our management’s assessment of the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm also issues a report on management’s assessment and on our internal control over financial reporting.

We have undertaken significant efforts to comply with the requirements of Section 404. Costs associated with these efforts have been significant and will likely continue to be significant for us in the future, which could have a material adverse effect on our business, financial condition or results of operations. In the past our registered independent public accounting firm has identified certain material weaknesses in our accounting procedures and a regulatory review of our periodic reports recently required us to restate certain items in our financial statements. We can provide no assurance that similar or other matters would not be reported in our management’s assessment of our internal control over financial reporting or our independent registered public accounting firm’s audit report. The report or perception of ineffective internal control over financial reporting could cause investors to lose confidence in our reported financial information and could result in a lower trading price for our securities.

USE OF PROCEEDS

We will not receive any part of the proceeds from sale of our common stock. However, with respect to shares of common stock issuable upon exercise of outstanding warrants, we will receive $4,795,749 if all of the outstanding warrants are exercised. Any proceeds we receive from the exercise of outstanding warrants will be used for general corporate purposes.

DETERMINATION OF OFFERING PRICE

We will not receive any money from the selling stockholders when they sell their shares of common stock, although we will receive funds from any exercise of the warrants. The selling stockholders may sell all or any part of their shares in private transactions or in the over-the-counter market at prices related to the prevailing prices of our common stock at the time of negotiation.

We cannot guarantee that any public market for our common stock will equal or exceed the sales prices of the shares of common stock that our shareholders sell. Purchasers of our shares face the risk that their shares will not be worth what they paid for them.

PRIVATE PLACEMENT OF COMMON STOCK AND WARRANTS

Effective April 2, 2007, we completed a private placement of our securities (the “April Placement”) in the form of units (the “Units”) for total offering proceeds of $3,670,116. Each Unit consisted of four (4) shares of common stock and two (2) warrants for the purchase of common stock, exercisable for two years at an exercise price of $4.50 per share. We sold an aggregate of 257,861 Units, or 1,031,444 shares and 515,722 warrants. We sold the Units at a price of $14 per Unit, except for Units sold to officers, directors and consultants, which were sold at fair market value on the date of subscription.

Effective May 2, 2007, we completed another private placement of the Units (the “May Placement”) for an aggregate purchase price of $3,850,000. We sold an aggregate of 275,000 Units, or 1,100,000 shares and 550,000 warrants. The net proceeds we received from the private placement were approximately $3,100,000, after deducting placement agent commissions and expenses. The expenses associated with the private placement included reimbursement of certain expenses incurred by our placement agent over the past 12 months, as well as commissions attributable to certain prior fund raising activities by us that were payable only upon the completion of the private placement.

The securities underlying the Units in both the April Placement and the May Placement are subject to registration rights. For the April Placement we are obligated to use our best efforts to file a registration statement registering the securities underlying the Units sold with the SEC not later than 45 days after the closing date of the offering and to use our best efforts to cause the registration statement to be declared effective within 120 days after the closing date (if there are no comments from the SEC) or 180 days (if comments are received from the SEC). For the May Placement we are obligated to file a registration statement with the SEC not later than 15 days after the closing date of the offering and to use our best efforts to cause the registration statement to be declared effective within 60 days after the closing date or, if earlier, within five business days after we are notified that the registration statement will not be reviewed or is no longer subject to further review and comment by the SEC. If the registration for the May Placement is not filed or declared effective by the respective deadlines, we will be obligated to pay liquidated damages at the rate of one percent of the aggregate purchase price of the Units purchased in the May Placement each month until the failure is cured. We will bear all of the expenses of the registration for both the April Placement and the May Placement.

We have the right to redeem the warrants issued in the April Placement beginning 90 days after the effective date of the registration statement, if at any time following the effective date, the average closing bid price for the common stock in the over-the-counter market is at least $4.95 per share for the 20 consecutive trading day period ending not more than 15 days prior to notice of redemption of the warrants. Our right to redeem the warrants requires us to give the holders written notice of redemption of not less than 30 days, and is subject to the right of the holders of the warrants to exercise the same in accordance with the terms of the warrants during the redemption period. The redemption price of the warrants is $0.10 per share. The foregoing redemption rights apply only to warrants issued in the April Placement and do not apply to warrants issued in the May Placement.

We believe the offer and sale of the securities described above were exempt from the registration requirements of the Securities Act for the private placement of these securities pursuant to Section 4(2) of the Act and/or Regulation D thereunder because the securities were sold in a transaction not involving a public offering.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock and our preferred stock is a summary. You should refer to our articles of incorporation and our bylaws for the actual terms of our capital stock. These documents are filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capital Stock

We are authorized to issue up to 40,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share As of May 17, 2007, 23,220,983 shares of our common stock and no shares of preferred stock were issued and outstanding. Our common stock is held of record by approximately 535 registered stockholders. Our common stock is quoted on the NASDAQ Capital Market under the symbol “AMTY.”

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. All shares of common stock are entitled to participate in any distributions or dividends that may be declared by the board of directors, subject to any preferential dividend rights of outstanding shares of preferred stock. Subject to prior rights of creditors, all shares of common stock are entitled, in the event of our liquidation, dissolution or winding up, to participate ratably in the distribution of all our remaining assets, after distribution in full of preferential amounts, if any, to be distributed to holders of preferred stock. There are no sinking fund provisions applicable to the common stock. Our common stock has no preemptive or conversion rights or other subscription rights. All of the shares of common stock offered under this prospectus will, when issued, be fully paid and non-assessable.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designation, powers, preferences and rights of each series and the qualifications, limitations or restrictions thereof. In addition, our board of directors may fix the rights, preferences and privileges of any series of preferred stock it may determine to issue. These rights may include a preferential return in the event of our liquidation, the right to receive dividends if declared by the board of directors, special dividend rates, conversion rights, redemption rights, superior voting rights to the common stock, the right to protection from dilutive issuances of securities, or the right to approve corporate actions. Any or all of these rights may be superior to the rights of the common stock. As a result, preferred stock could be issued with terms that could delay or prevent a change in control or make removal of our management more difficult.

Transfer Agent and Registrar

The transfer agent and registrar for our stock is Interwest Transfer Company, Inc., 1981 East Murray-Holladay Road, Holladay, Utah 84117 and can be reached at (801) 272-9294.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are those previously issued to the selling stockholders and those issuable to the selling stockholders upon exercise of the warrants. For additional information regarding the issuances of common stock and the warrants, see “Private Placement of Common Stock and Warrants” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the shares of common stock and the warrants, as of May 17, 2007, assuming exercise of the warrants held by the selling stockholders on that date, without regard to any limitations on exercise.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.

In accordance with the terms of registration rights agreements with the holders of the shares of common stock and the warrants, this prospectus generally covers the resale of the aggregate number of shares of common stock equal to the number of shares of common stock issued and the shares of common stock issuable upon exercise of the related warrants, determined as if the outstanding warrants were exercised, as applicable, in full, in each case, as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the warrants, a selling stockholder may not exercise the warrants, to the extent such exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder (2)	Number of Shares Owned Prior to Offering	Common Stock (1)
		Maximum Number of Shares to be Sold Pursuant to this Prospectus	Number and Percentage of Shares Owned After Offering (3)
Enable Growth Partners LP (4)	1,402,500	1,402,500	0 - **
Enable Opportunity Partners LP (5)	165,000	165,000	0 - **
Pierce Diversified Strategy Master Fund LLC, Ena (6)	82,500	82,500	0 - **
Sidney F. Wentz (7)	30,000	30,000	0 - **
Norman H. Tregenza/ Norman H. Tregenza IV Trust UAD 9-26-86, Richard R. Keller, Trustee (8)	358,298	54,858	303,440 - 1.31%
Dennis John Ingram (9)	12,000	12,000	0 - **
Goldberg Partners, LP (10)	171,500	150,000	21,500 - **
Stratford Partners, LP (11)	127,500	127,500	0 - **
Gerald MacDonald (12)	43,550	8,550	35,000 - **
Robert C. Rooke (13)	42,100	42,000	100 - **
The Catalyst Master Fund Ltd. (14)	79,728	29,688	50,040 - **
The Catalyst Strategic Event Master Fund Ltd. (15)	1,428	1,428	0 - **
The Catalyst Fund B, LP (16)	3,150	3,150	0 - **
Fleet Maritime, Inc. (17)	166,914	73,194	93,720 - **
Farvane Limited (18)	7,306	2,754	4,552 - **
HSBC Guyerzeller Trust Company, as TTEE of the Green Forest Trust (19)	54,346	18,786	35,560 - **
Peter Drippe, Custodian for William Cooper Drippe (20)	11,800	10,800	1,000 - **
Peter Drippe, Custodian for Elizabeth Paige Drippe (21)	11,800	10,800	1,000 - **
David P. and Peggy Martin (22)	25,000	15,000	10,000 - **
Larry E. Clark (23)	45,000	15,000	30,000 - **
David S. Hirsch (24)	7,500	7,500	0 - **

Jennifer Hirsch (25)	3,000	3,000	0 - **
Andrew Hirsch (26)	3,000	3,000	0 - **
Jessica F. Hirsch (27)	3,000	3,000	0 - **
Ellen Hirsch (28)	7,500	7,500	0 - **
Tuckett Family Trust, Elliott N. Taylor, Trustee (29)	438,616	12,006	426,610 - 1.84%
Ken C. Johnsen (30)	69,110	12,258	56,852 - **
Luring Properties, LLC (31)	53,400	53,400	0 - **
Diamond Trust (32)	86,100	86,100	0 - **
Hassen T. Jaber (33)	15,000	15,000	0 - **
Chad Seaverns (34)	4,500	4,500	0 - **
Richard A. Steinke (35)	2,333,850	8,550	2,325,300 - 10.01%
Drake Associates, LP (36)	60,000	60,000	0 - **
George L. Humble, Jr. (37)	6,000	6,000	0 - **
Ronald Lee Humble (38)	6,000	6,000	0 - **
Joseph R. Quiroz (39)	6,000	6,000	0 - **
Kensington Investments, LP (40)	171,600	171,600	0 - **
Robert C. Gay 1998 Family Trust (41)	42,900	42,900	0 - **
M. Russell Ballard Trust (42)	144,000	60,000	84,000 - **
CCB Holding Ltd. (43)	53,408	42,858	10,550 - **
BB and GC Enterprises, LLC (44)	42,900	42,900	0 - **
Nate Wade Investments (45)	21,000	21,000	0 - **
N & B Family Limited Partnership (46)	6,290	4,290	2,000 - **
Byron B. Barkley IRA (47)	12,000	12,000	0 - **
Lyle W. Davis (48)	12,000	12,000	0 - **
Paul N. Davis (49)	12,000	12,000	0 - **
J. Kimo Esplin (50)	12,000	12,000	0 - **
Rex G. Maughan (51)	107,148	107,148	0 - **
Huntsman Financial Corporation (52)	107,148	107,148	0 - **

**	Ownership for each selling stockholder is less than 1%.

(1)	We assume no purchase in this offering by the selling stockholders of any shares of our common stock.

(2)	Except as indicated, no director, executive officer or any associate of any director or executive officer has any interest, direct or indirect, by security holdings or otherwise, in any non-individual selling stockholder.

(3)	Assumes that all shares offered by the selling shareholders will be sold.

(4)	Consists of 935,000 shares of common stock and 467,500 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(5)	Consists of 110,000 shares of common stock and 55,000 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(6)	Consists of 55,000 shares of common stock and 27,500 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(7)	Consists of 20,000 shares of common stock and 10,000 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(8)	Consists of 146,190 shares of common stock and 5,000 shares of common stock underlying warrants exercisable at a price of $4.50 per share owned by Norman H. Tregenza. Consists of 26,572 shares of common stock and 13,286 shares of common stock underlying warrants exercisable at a price of $4.50 per share owned by the Norman H. Tregenza IV Trust UAD 9-26-86, Richard R. Keller, Trustee. Consists of 147,250 shares of common stock owned through trusts over which Mr. Tregenza may exercise discretionary authority or by his spouse or children who have granted Mr. Tregenza power of attorney. Consists of options to acquire up to 20,000 shares of common stock at an exercise price of $6.40 per share that expire December 15, 2007. Mr. Tregenza is a director of our Company.

(9)	Consists of 8,000 shares of common stock and 4,000 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(10)	Consists of 121,500 shares of common stock and 50,000 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(11)	Consists of 85,000 shares of common stock and 42,500 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(12)	Consists of 15,700 shares of common stock and 2,850 shares of common stock underlying warrants exercisable at a price of $4.50 per share owned by Gerald MacDonald. Also consists of 25,000 shares of common stock owned by Gerald MacDonald’s spouse.

(13)	Consists of 28,100 shares of common stock and 14,000 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(14)	Consists of 69,832 shares of common stock and 9,896 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(15)	Consists of 952 shares of common stock and 476 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(16)	Consists of 2,100 shares of common stock and 1,050 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(17)	Consists of 142,516 shares of common stock and 24,398 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(18)	Consists of 6,388 shares of common stock and 918 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(19)	Consists of 48,084 shares of common stock and 6,262 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(20)	Consists of 8,200 shares of common stock and 3,600 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(21)	Consists of 8,200 shares of common stock and 3,600 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(22)	Consists of 20,000 shares of common stock and 5,000 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(23)	Consists of 40,000 shares of common stock and 5,000 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(24)	Consists of 3,500 shares of common stock and 4,000 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(25)	Consists of 3,000 shares of common stock.

(26)	Consists of 3,000 shares of common stock.

(27)	Consists of 3,000 shares of common stock.

(28)	Consists of 3,500 shares of common stock and 4,000 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(29)	Consists of 36,172 shares of common stock and 4,002 shares of common stock underlying warrants exercisable at a price of $4.50 per share owned by the Tuckett Family Trust, for which Elliott N. Taylor serves as trustee. Consists of 52,750 shares of common stock owned by the Taylor Family Trust, for which Elliott N. Taylor serves as trustee. Consists of 20,000 shares of common stock owned by Elliott N. Taylor. Includes options to acquire up to 200,000 shares at an exercise price of $4.00 per share that expire June 10, 2007, 25,000 shares at an exercise price of $6.40 per share that expire December 15, 2009, 50,000 shares at an exercise price of $6.60 per share that expire June 30, 2010, and 30,000 shares at an exercise price of $4.31 per share that expire March 6, 2010. Also includes 20,692 shares as custodian for Mr. Taylor’s minor children. Mr. Taylor served as our Company’s executive vice president, general counsel and chief administrative officer until March 2007. Since March 2007, Mr. Taylor has served as our outside legal counsel.

(30)	Consists of 40,024 shares of common stock and 4,086 shares of common stock underlying warrants exercisable at a price of $4.50 per share. Includes options to acquire up to 25,000 shares at an exercise price of $3.55 per share that expire January 14, 2010. Mr. Johnsen is a director of our Company.

(31)	Consists of 35,600 shares of common stock and 17,800 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(32)	Consists of 57,400 shares of common stock and 28,700 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(33)	Consists of 10,000 shares of common stock and 5,000 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(34)	Consists of 3,000 shares of common stock and 1,500 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(35)	Consists of 176,000 shares of common stock and 2,850 shares of common stock underlying warrants exercisable at a price of $4.50 per share. Includes 455,000 shares owned beneficially and of record by Gemini Funding Services Profit Sharing Account, of which Richard A. Steinke is the principal beneficiary and 800,000 shares owned beneficially and of record by S102 Irrevocable Trust, for which Richard A. Steinke is the trustee. Also includes options to acquire up to 100,000 shares at an exercise price of $6.60 per share that expire June 30, 2010. Mr. Steinke is the chairman and chief executive officer of our Company.

(36)	Consists of 40,000 shares of common stock 20,000 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(37)	Consists of 4,000 shares of common stock and 2,000 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(38)	Consists of 4,000 shares of common stock and 2,000 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(39)	Consists of 4,000 shares of common stock and 2,000 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(40)	Consists of 114,400 shares of common stock and 57,200 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(41)	Consists of 28,600 shares of common stock and 14,300 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(42)	Consists of 124,000 shares of common stock and 20,000 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(43)	Consists of 39,122 shares of common stock and 14,286 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(44)	Consists of 28,600 shares of common stock and 14,300 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(45)	Consists of 14,000 shares of common stock and 7,000 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(46)	Consists of 4,860 shares of common stock and 1,430 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(47)	Consists of 8,000 shares of common stock and 4,000 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(48)	Consists of 8,000 shares of common stock and 4,000 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(49)	Consists of 8,000 shares of common stock and 4,000 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(50)	Consists of 8,000 shares of common stock and 4,000 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(51)	Consists of 71,432 shares of common stock and 35,716 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

(52)	Consists of 71,432 shares of common stock and 35,716 shares of common stock underlying warrants exercisable at a price of $4.50 per share.

PLAN OF DISTRIBUTION

We are registering the shares of common stock previously issued and the shares of common stock issuable upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the common stock and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the convertible notes, warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $69,500 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “Blue Sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

INTERESTS OF NAMED EXPERTS AND COUNSEL

We have included our financial statements as of June 30, 2005 and 2006, and for the years ended June 30, 2004, 2005 and 2006, in reliance on the reports of HJ & Associates, LLC of Salt Lake City, Utah, independent certified public accountants. HJ & Associates, LLC has no interest, direct or indirect, in the Company.

Stoel Rives LLP of Salt Lake City, Utah, is co-counsel for the Company and has prepared the registration statement and this prospectus and will provide any legal opinions required with respect to any related matter. Stoel Rives LLP has no interest, direct or indirect, in the Company.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC under the Securities Act with respect to the securities offered by this prospectus. This prospectus is part of the registration statement, but the registration statement also contains or incorporates by reference additional information and exhibits. We are subject to the informational requirements of the Securities Exchange Act of 1934 and, therefore, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any document that we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can call the SEC’s toll-free telephone number at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies, such as us, that file documents with the SEC electronically. The documents can be found by searching the EDGAR Archives of the SEC electronically.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have filed the following documents with the SEC and hereby incorporate such documents by reference in this prospectus:

•	Our annual report on Form 10-K/A for the year ended June 30, 2006;

•	Our quarterly reports on Form 10-Q for the periods ended September 30, 2006, December 31, 2006 and March 31, 2007; and

•

Our current reports on Form 8-K filed on July 17, 2006, August 9, 2006, September 6, 2006, September 7, 2006, October 6, 2006, December 6, 2006, January 17, 2007, January 30, 2007, April 3, 2007 and May 3, 2007.

Each document or report subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date hereof and prior to the termination of the offering of the securities shall be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date of filing of such document, unless otherwise provided in the relevant document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the registration statement and this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the registration statement or this prospectus.

We will provide without charge to any person to whom this prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, excluding exhibits, unless we have specifically incorporated an exhibit in an incorporated document. Written requests should be directed to: Amerityre Corporation, 1501 Industrial Road, Boulder City, Nevada 89005, Attention: Investor Relations—Anders A. Suarez, Chief Financial Officer (telephone: (702) 294-2689).

The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800 SEC-0330. The Company files electronically with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

The information relating to Amerityre Technologies contained in this prospectus is not comprehensive, and you should read it together with the information contained in the incorporated documents.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT

Our Articles of Incorporation provide to the fullest extent permitted by Nevada law, our directors or officers shall not be personally liable to us or our shareholders for damages for breach of such director’s or officer’s fiduciary duty. The effect of this provision of our Articles of Incorporation, as amended, is to eliminate our right and our shareholders (through shareholders’ derivative suits on behalf of our Company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. We believe that the indemnification provisions in our Articles of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.